The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax: 202-654-4951

www.alston.com

David E. Brown, Jr.	Direct Dial: 202-239-3345	Email: david.brown@alston.com

October 4, 2016

VIA EDGAR

Mr. Perry Hinden

Special Counsel – Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	ZAIS Financial Corp.

Schedule TO-I

Filed September 27, 2016

File No. 005-87416

Dear Mr. Hinden:

On behalf of our client, ZAIS Financial Corp., a Maryland corporation (“ZAIS Financial” or the “Company”), we are writing to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 30, 2016 in connection with your review of the Company’s Schedule TO-I, File No. 005-87416. For ease of reference, the text of the Staff’s comment is set forth in this letter in bold with our response immediately following the bolded comment.

1.	Please provide us an analysis as to whether the disclosed transactions violate Rule 102(a) of Regulation M. In responding to this comment, please address the following questions.

•	Is the conversion of Sutherland common stock into the right to receive 0.8356 shares of common stock of the Company a “distribution” (as defined in Rule 100(b) of Regulation M) of the Company’s common stock?

•	If so, was the offer publicized to the Company’s shareholders ahead of the filing of the Schedule TO-I during the restricted period (i.e., beginning with the day of mailing the proxy solicitation materials, continuing through the end of the period in which the target shareholders can vote on the merger/exchange and including any valuation period, if applicable) in such a way that it would be considered an “attempt to induce any person to bid for or purchase” or “bid for” the Company’s common stock during the relevant period in violation of Rule 102(a) of Regulation M? We note that the registration statement on Form S-4 relating to the Mergers has specific information as to the price and timing of the tender offer.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

We respectfully submit on behalf of the Company that although the offer of Company common stock to Sutherland Asset Management Corporation (“Sutherland”) stockholders by means of the solicitation of proxies may be viewed as a “distribution”, the disclosures set forth in the Company’s registration statement on Form S-4 (the “Form S-4”) should not be viewed as an attempt to induce the bid for or purchase of the Company’s common stock prohibited by Regulation M.

Although Sutherland has only approximately 32 holders of record of its common stock, its stockholders of record include a number of private investment funds, such as its largest stockholder, Sutherland REIT Holdings, LP, whose primary or sole investment is Sutherland common stock. Furthermore, the Company expects to issue approximately 25.9 million shares in the merger, which significantly exceeds the approximately 8.9 million shares outstanding prior to the merger. Accordingly, the Company understands that the conversion of Sutherland common stock into the right to receive shares of Company common stock in the merger may be considered a “distribution” for purposes of Regulation M; for purposes of this letter, we assume that it is.

As the Staff’s comment notes, the relevant “restricted period” for the distribution of Company common stock to Sutherland stockholders began when the joint proxy statement/prospectus was first mailed to Sutherland stockholders (August 30, 2016) and ended at the special meeting of Sutherland stockholders at which they approved the merger by the requisite vote (held at 10:00 am on September 27, 2016). During this same period, the required vote of the holders of the Company’s common stock was also solicited by means of the joint proxy statement/prospectus.

The parties first announced the Company’s obligation to conduct the tender offer in the joint press release, dated April 7, 2016, announcing their entry into the Agreement and Plan of Merger (as amended, the “Merger Agreement”). The Merger Agreement set forth the requirement to conduct the tender offer, the permitted conditions for the tender offer, and the manner by which the tender offer price and the exchange ratio for the shares of the Company’s common stock to be issued in the merger were to be computed. The same day, the Company filed a Form 8-K describing the Merger Agreement and related transactions (including the tender offer), with the press release and the Merger Agreement as exhibits.

On May 10, 2016, the Company filed its initial Registration Statement on Form S-4, which included a preliminary joint proxy statement/prospectus to be used to solicit approval of both sets of stockholders. As the tender offer was a material and integral part of the merger, and was an express term of the Merger Agreement, the joint proxy statement/prospectus included (pursuant to Item 4 of Form S-4) a description of the tender offer mechanics and timing and an illustrative computation of the tender offer price. Also, as required by Item 4(c) of Form S-4, the Merger Agreement was incorporated by reference into the joint proxy statement/prospectus. Each subsequent amendment to the Form S-4 included the same disclosures, as did the definitive joint proxy statement/prospectus that was mailed to Sutherland stockholders and the Company’s stockholders.

The definitive joint proxy statement/prospectus included an illustrative computation of the tender offer price (based on an illustrative computation of the exchange ratio for the merger, each based on the parties’ respective June 30, 2016 balance sheet data). By press release dated September 12, 2016 (which was filed by the Company on Form 8-K and incorporated by reference into the joint proxy statement/prospectus), the parties jointly announced the final exchange ratio for the merger and a corresponding computation of the minimum tender offer price (assuming maximum litigation-related costs and expenses of $750,000). The exchange ratio was determined based on an adjusted book value per share for each of Sutherland and the Company as of July 31, 2016, and, as provided in the Merger Agreement, the tender offer price was calculated as 95% of such adjusted book value per share, as further reduced by the Company’s pro-rata share of (i) the $8,000,000 contractual termination payment to its external advisor, (ii) $4,064,000 related to the remaining recorded value of intangible assets relating to the Company’s GMFS subsidiary, and (iii) litigation-related costs and expenses of the parties.

Following receipt of required stockholder approvals of both parties on September 27, 2016, the Company commenced the tender offer. It is a condition to consummation of the merger that the Company shall have accepted tendered shares for payment or terminated the tender offer, and it is expected that the merger will close shortly after the tender offer is completed.

Although the merger is structured such that the Company is the issuer of its common stock to the Sutherland stockholders, the merger is in every other respect a “reverse” acquisition, i.e., an acquisition of the Company by Sutherland in which the Company’s stockholders are being provided an opportunity to continue their existing investment in the combined company (by retaining their existing shares of Company common stock) or to receive cash for their shares (by tendering their shares of Company common stock in the tender offer). Sutherland’s stockholders are expected to own between 76% and 86% of the diluted common equity of the combined company (depending on whether the tender offer is fully subscribed), the combined company’s board will consist of all of Sutherland existing directors (plus one carryover director from the Company), Sutherland’s external advisor will replace the Company’s existing external advisor, the combined company will take Sutherland’s name and will have a new ticker symbol, and the combined company’s future financial reporting will be based on Sutherland’s historical financial statements, with purchase accounting adjustments to reflect the acquisition of the Company.

The tender offer is an integral part of the merger and cannot be “unbound” or “delinked” from that transaction. It is a condition to closing of the merger that the tender offer be made, and it is the method by which the core economics of the transaction (acquisition of the Company by Sutherland for a mix of stock and cash) is to be effected. The tender offer is structured to mimic, as closely as possible, both the mechanics and the economic effect of a stock/cash election, which has not historically been viewed as raising Regulation M concerns.

We note that the term “bid” is not defined in Regulation M (the Commission chose not to carry over the Rule 10b-6 definition of “bid”) and we do not believe that mere repetition of a previously disclosed contractual commitment to undertake a tender offer following expiration of the distribution restricted period should be regarded as an impermissible Regulation M “bid” or an “inducement.” It is illogical for a bid to have been made based on previously disclosed information that is not actionable until after the expiration of the distribution restricted period. That is particularly the case where the tender offer was committed to, and first disclosed, well before the restricted period began and is merely repeated in disclosure materials that are disseminated during the restricted period in compliance with Securities Act and Regulation 14A disclosure obligations. The tender offer has been fully disclosed from the first announcement of the transaction in April and has been fully disclosed in all subsequent Form S-4 filings. It is not a “new” feature of the transaction that was first announced during the distribution restricted period. It is an “old and cold” feature, the impact of which has been fully reflected in the Company’s trading price for many months preceding the Regulation M restricted period.

The Company’s tender offer is not being made to the Sutherland stockholders who will receive shares of the combined company in the merger (i.e., the potential “investors” in the “distribution”). This is in contrast to other distribution period announcements of post-distribution tender offers (such as the proposed tender offer about which the Staff expressed concerns in connection with the CVS/Caremark merger) and open-market purchases (e.g., the Key Hospitality no-action letter and subsequent warrant offerings using that approach) that raised Regulation M concerns. Each of those transactions involved circumstances where those purchasing securities in the distribution could directly benefit from the promised tender offer or open-market purchases – that is, those new investors would be eligible to tender their newly received shares or could sell their newly received warrants in the open market, confident that there would be some level of price or liquidity support in the after-market. Although announcing a tender offer that is timed to provide post-distribution after-market support for the securities that are being distributed may raise Regulation M concerns, those concerns are not present here – in this transaction, the tender offer is only open to the Company’s pre-merger shareholders, is not available to Sutherland stockholders who receive shares in the merger, and in no way provides post-merger liquidity or price support for the securities issued in the merger.

The exchange ratio used to determine the number of shares issuable to Sutherland stockholders did not depend in any way on the Company’s stock price, the tender offer price, or the success of the tender offer. In fact, the tender price is derived solely from the Company’s balance sheet inputs to the exchange ratio, not the other way around. In other words, there is no possibility that the exchange ratio for the merger (i.e., the “price” of the securities offered in the “distribution” to the Sutherland stockholders) could have been manipulated, or artificially inflated through simultaneous market purchases, as a result of the required disclosure of the planned tender offer in the merger proxy documents.

The value of the transaction to Sutherland stockholders (and those Company stockholders who elect to retain their shares) will be based entirely on Sutherland’s ability to deliver value in pursuit of its investment objectives, with its investment portfolio and loan origination activities, not the historical portfolio of the Company (a large portion of which has already been liquidated) or its investment objectives or origination activities. The value of the combined company’s stock being received by Sutherland shareholders certainly is not driven by, and arguably is not correlated in any way with, the trading price of Company common stock or the tender offer price. Sutherland has a different investment focus from the Company. The combined company will have a new investment manager, and Sutherland’s business operations will dominate the combined company’s portfolio. The Company has already liquidated most of its portfolio of whole loan mortgage loans, and it is expected that the remaining whole loans and residential MBS portfolio will be largely liquidated by Sutherland over time and redeployed into commercial mortgage assets consistent with Sutherland’s investment objectives. The combined company will inherit the Company’s legacy residential mortgage loan origination subsidiary, but it is small in the context of Sutherland’s overall operations.

Disclosure of the tender offer should not be considered an attempt to “induce a bid”. The tender offer is only a means by which shareholders who tender and who already have approved the merger at the time the tender offer is commenced can receive cash in return for some of their shares. Whether they keep their shares or cash out some or all of their shares, they still get essentially the same value as a result of the merger or the tender offer.

Accordingly, we are of the view that the inclusion of disclosures regarding the tender offer and the tender offer price in, or incorporated by reference in, the joint proxy statement/prospectus should not be regarded as an “attempt to induce any person to bid for or purchase” or “bid for” the Company’s common stock during the Regulation M restricted period.

*       *       *

Thank you for your consideration of the Company’s response to the Staff’s comment and we appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (202) 239-3345, Justin Howard at (404) 881-7758, or Dennis Garris at (202) 239-3452.

Sincerely,

/s/ David E. Brown, Jr.
David E. Brown, Jr.

cc:	Michael Szymanski
ZAIS Financial Corp.

Scott M. Freeman
James Brigagliano
Christopher J. Restad
Sidley Austin LLP

Justin R. Howard
Dennis O. Garris
Alston & Bird LLP

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